One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

September 18, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Kenneth Ellington

Re:	Audax Credit BDC Inc.

Form 10-K

File Number 814-01154

Ladies and Gentlemen:

On behalf of Audax Credit BDC Inc., a Delaware corporation (the “Company”), we hereby respond to the comments, with respect to the Company’s Form 10-K (File No. 814-01154) (the “Form 10-K”), raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a phone call between Mr. Kenneth Ellington of the Staff and Thomas Friedmann and Sam Burum of Dechert LLP, outside counsel to the Company, on August 22, 2018. For your convenience, a transcription of the Staff’s comments is included in this letter (in italics) followed by the response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Form 10-K.

Accounting Comments

1.	The disclosure on page 33 of the Form 10-K under the section entitled “Risk Factors” states that “the securities in these companies are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities.” Please ensure that all of the disclosure related to restricted securities required by Footnote 8 to Rule 12-12 under Regulation S-X is included in future financial statements, including acquisition dates.

United States Securities and Exchange Commission September 18, 2018 Page 2

The Company acknowledges the Staff’s comment and, going forward, will include the disclosure required by Footnote 8 to Rule 12-12 under Regulation S-X, including acquisition dates, in the Company’s financial statements, as applicable.

2.	In the Company’s Schedule of Investments, please indicate by an appropriate symbol for each issue of securities that is valued based on significant unobservable inputs as required by Footnote 9 to Rule 12-12 under Regulation S-X.

The Company acknowledges the Staff’s comment and, going forward, will include the disclosure required by Footnote 9 to Rule 12-12 under Regulation S-X, as applicable.

3.	Please confirm whether there were any open payables to directors, officers or other affiliates of the Company as of December 31, 2017, and, if so, please disclose any such open payables separately in the Company’s Statements of Assets and Liabilities as required by Rule 6-04 of Regulation S-X.

The Company acknowledges the Staff’s comment and confirms it did not have any open payables to directors, officers, or other affiliates as of December 31, 2017. In addition, the Company hereby undertakes to disclose any such open payables separately on its Statements of Assets and Liabilities in its future financial statements.

4.	In Note 1 of the financial statements, the Company is identified as a non-diversified management investment company. Please confirm whether the Company is operating as a non-diversified management investment company, and, if not, please explain and update the disclosure as applicable.

The Company acknowledges the Staff’s comment and recognizes that, as of December 31, 2017, the Company’s portfolio would meet the definition of “diversified” under Section 5 of the Investment Company Act of 1940, as amended. Nevertheless, the Company maintains an investment policy that allows it to operate as non-diversified, which also affords it the flexibility to operate as diversified. In addition, going forward, the Company will provide additional disclosure regarding the Company’s ability to operate as a diversified or non-diversified company, notwithstanding that it is a non-diversified company.

5.	Please confirm whether any expenses incurred by Audax Management Company (NY), LLC (the “Adviser”) or Audax Management Company, LLC (the “Administrator”) on behalf of the Company and not paid by the Company are subject to recoupment by the Adviser or the Administrator in the future. If so, is the recoupment limited to a period of three years or less from the time expenses were waived or incurred? Please disclose the amount of any expenses subject to recoupment by year the terms of any such recoupment in the notes to the Company’s financial statements.

United States Securities and Exchange Commission September 18, 2018 Page 3

The Company acknowledges the Staff’s comment and confirms that no fees or expenses waived by the Adviser or Administrator are subject to recoupment.

6.	Please disclose the amount of any income generated as non-recurring and describe the impact of non-recurring fees on earnings and/or yield in the MD&A or in the financial statements.

The Company acknowledges the Staff’s comments and confirms that the Company did not have any non-recurring income for the period ending December 31, 2017. In addition, as applicable, the Company will include disclosure in the MD&A or in the notes to its financial statements regarding non-recurring income.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by e-mail at thomas.friedmann@dechert.com). Thank you for your attention to this matter.

Sincerely,

/s/ Thomas Friedmann

Thomas Friedmann

cc:	Byron Pavano, Audax Credit BDC Inc.

Jason Scoffield, Audax Credit BDC Inc.